UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Q32 Bio Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

746964105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746964105

1.	Names of Reporting Persons 5AM Ventures IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by 5AM Ventures IV, L.P., a Delaware limited partnership (“Ventures IV”), 5AM Co-Investors IV, L.P., a Delaware limited partnership (“Co-Investors IV”), 5AM Partners IV, LLC, a Delaware limited liability company (“Partners IV”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”), and Dr. Scott M. Rocklage (“Rocklage” and together with Ventures IV, Co-Investors IV, Partners IV, Diekman and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 746964105

1.	Names of Reporting Persons 5AM Co-Investors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 746964105

1.	Names of Reporting Persons 5AM Partners IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 746964105

1.	Names of Reporting Persons Dr. John D. Diekman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 746964105

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 746964105

1.	Names of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 1.
(a)	Name of Issuer Q32 Bio Inc. (f/k/a Homology Medicines, Inc.)
(b)	Address of Issuer’s Principal Executive Offices 830 Winter Street Waltham, MA 02451

Item 2.
(a)

Name of Person Filing
5AM Ventures IV, L.P. (“Ventures IV”)

5AM Co-Investors IV, L.P. (“Co-Investors IV”)

5AM Partners IV, LLC (“Partners IV”)

Dr. John D. Diekman (“Diekman”)

Andrew J. Schwab (“Schwab”)

Dr. Scott M. Rocklage (“Rocklage”)

(b)	Address of Principal Business Office or, if none, Residence c/o 5AM Ventures 4 Embarcadero Center, Suite 3110 San Francisco, CA 94111

(c)	Citizenship
	Entities:	5AM Ventures IV, L.P.	-	Delaware
		5AM Co-Investors IV, L.P.	-	Delaware
		5AM Partners IV, LLC	-	Delaware

	Individuals:	Diekman	-	United States of America
		Schwab	-	United States of America
		Rocklage	-	United States of America
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 746964105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of September 30, 2024:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person
(b)	Percent of class: See Row 11 of cover page for each Reporting Person
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
	(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
	(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

5AM Ventures IV, L.P.		5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC	By:	5AM Partners IV, LLC
its	General Partner	its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

	/s/ Dr. John D. Diekman		/s/ Andrew J. Schwab
	Dr. John D. Diekman		Andrew J. Schwab

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Q32 Bio, Inc. is filed on behalf of each of us.

Dated: November 14, 2024

5AM Ventures IV, L.P.		5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC	By:	5AM Partners IV, LLC
its	General Partner	its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

	/s/ Dr. John D. Diekman		/s/ Andrew J. Schwab
	Dr. John D. Diekman		Andrew J. Schwab

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage